Tom Freston, Viacom Inc. Co-President, Co-Chief Operating Officer
Presentation Transcript
Merrill Lynch Media and Entertainment Conference
Event Date/Time:  September 13, 2005, 4:45pm E.D.S.T.

              Filed by:  Viacom Inc.
              Pursuant to Rule 425 under the Securities Act of 1933, as amended Commission File No.: 001-09533
              Subject Company:  Viacom Inc.

--------------------------------------------------------------------------------
 Jessica Reif Cohen  - Analyst - Merrill Lynch

All right, we will get started with the afternoon. With the split up of Viacom expected no later than the first quarter of 2006, Tom Freston's role will change again. Having led the most successful cable network for the past 25-plus years, although he doesn't look it, Tom Freston's challenge is to extend this brand success with consumers across multiple platforms, both wired and wireless, while satisfying investors' demand for growth across multiple metrics. We certainly believe that management is up to this task. Please welcome Tom Freston, Co-President and Co-COO of Viacom. But before Tom takes the stage, we have a video to show you.

(shows video, playing "Desire" by U2)


--------------------------------------------------------------------------------
 Tom Freston  - Viacom - Co-President, Co-COO

Well, that ought to wake you a little bit after lunch. Good afternoon, everybody. I'm Tom Freston. Thank you, Jessica. It's nice to be here in Pasadena.

This time last year, Leslie Moonves and I were settling into our new positions in a Company that was a really wide conglomeration of media assets with varying growth rates and prospects. You can see them all up there now. And by now, most of you are familiar with the rationale behind the split of Viacom, which we expect to happen at the end of this year or the beginning of next year. We're both excited about how far this process has come and we're very encouraged with the opportunities that we see ahead of us. You'll hear about the CBS Corporation from Leslie tomorrow. And today, I'm going to talk to you about the new Viacom.

Now, the new Viacom is a tightly knit portfolio of world-class cable networks and entertainment brands as opposed to a holding company of media assets. The new Viacom will be an entertainment growth company with a singular and powerful vision to be the premier global fully integrated multiplatform leader that is organized around its brands and the key demographics that it serves. And at the very heart of this new Viacom is a real laser focus on content and crosspromotion.

Our sweet spot can be found in the nexus of three areas -- world-class cable networks, digital interactive media, and filmed entertainment. Essentially, our strategy is real simple -- to develop and distribute great television, digital interactive and film content worldwide on both existing and emerging platforms. We are a pure-play content company.

Let me give you a sense of how this translates to shareholder return, and why I feel the new Viacom has such a compelling story. For starters, as the preeminent supplier of specialized programming and branded television, we have the leading networks that speak to and have strong connections with their audiences. These include networks like MTV, VH1, BET, Nickelodeon, Nick at Nite, Comedy Central, CMT, Spike TV, TV Land and Logo.

Our major motion picture studio, Paramount Pictures, provides us with significant worldwide expansion opportunities and is a great content engine. In the near term, we see real upside in terms of putting this studio back on track.

We're positioning ourselves forcefully to exploit the emerging technological and consumer trends that are evolving everyday. Broadband, wireless, online -- we want to be everywhere that our audiences are and we want to be able to do that with scale.

And we will be a strong generator of free cash flow and earnings per share. This is a Company with double-digit aspirations and a Company with the engines to get us there.

Now, delivering on this performance is of course a matter of great execution. We have several key operating principles in this new Company. The first is innovation and creativity. They're really overarching Company values. They have been the legacy of our cable business for years and we're witnessing right now a creative renaissance at Paramount.

Second, we maniacally follow consumer behavior and trends with all our key consumer groups, believing that if we can authentically connect with them, everything else in our business that needs to happen will follow from that.

Third, we're constantly evolving and revitalizing our brands to strengthen their competitive position.

Fourth, we aggressively seek to extend positions into new markets and platforms. Our leading brands live across all of our platforms, the three we concentrate on -- television, motion pictures and digital.

And fifth, be global. Be global; be global. And I'll get into that in a minute. But suffice it to say that we will bring the global orientation to everything that we do.

Lastly, wrapped around all of this content engine are world-class operations led by a financially disciplined management team that has the expertise and the vision to deliver that content successfully.

Now let me talk more specifically about our businesses. First, our worldwide cable network group. MTV Networks and BET today occupy leadership positions in all key operating metrics. These businesses currently reach 430 million homes in 166 countries and territories. We broadcast in 17 languages. And through our 100-plus worldwide networks, we boast over 95 websites and house over 18,000 hours of television in our library.

This Company has an unmatched track record of double-digit top- and bottom-line growth for over two decades. That's right. Double-digit topline and bottom-line growth for over 20 years running.

If you want to take a look at our channels, you can see that there is a lot of them, and they're not just for MTV, but also for Nickelodeon, for VH1, and for other brands that we have outside the United States. Today, 8 out of 10 MTV viewers live outside the United States.

You know, other people talk about being global. But we're really the only global brand with a 24-hour cable network in China. And we have a presence, really, in every single region in the world. We started 2005 by launching our first channel in Africa which was our hundredth channel. And we're the first media company that ever reached that goal. And in fact, today, we've got 111, and we're going strong.

Here, we have identified a number of growth drivers that fuel the financial success of our cable group, and I'll talk about each one of them in a bit more detail starting with the top, advertising growth. Television advertising continues to migrate to cable. And we are and will continue to be a clear beneficiary of that trend for a number of reasons.

First, we're a very big family, and that's a family that can target the mass audience as well as specialized ones. Second, we've got a great record in marketing innovation which draws new money into the fold. Third, we continue to exploit the value gap. Cable is just more efficient and cash continues to move there. We have also spent a lot of time making it easier for people to buy us in terms of process as well as with special selling units, such as Viacom Plus.

Last, but not least, and maybe most importantly, though, our rating successes continue to allow us to grow advertising revenue on a very healthy level. In the United States, we now take in over $0.25 of every cable dollar.

A second growth driver is our proven programming formula that connects. Consider these highlights across our cable networks for this last year. 2005 is pacing to be the highest-rated year in MTV's 24-year-old history. MTV has been the number one 24-hour basic cable network among 12- to 24-year-old people for 33 consecutive quarters.

2005 is also poised to be VH1's highest-rated year ever, and it's currently pacing 12% ahead of last year. We expect the third quarter to be VH1's 13th consecutive quarter in a row of year-to-year growth.

Over at CMT, 2005 is the best year it's had since 2000. And Nickelodeon just celebrated its tenth year as the number one full-day cable network of all cable networks, and is a clear leader with kids 2 to 11, beating Cartoon Network by 50% and Disney by 70%. It looks like it's a little down on the chart for this year, and that is due primarily to a fall off in preschool viewing, which is something we are in the process of correcting. But other than that, everything is up.

Spike is the fastest-growing ad-supported network in primetime among men 18 to 49 and people 18 to 49. Comedy Central is on a pace to deliver its best year ever in total viewers, and remains a top 10 network in primetime for 18- to 49-year-olds. And the third quarter is proving to be the biggest quarter ever in the history of BET.

Now the key takeaway I get from all of this is that we have got a solid hit machine going pretty much across the board. And there is a powerful growth story on the adult businesses that you see sort of on the right hand side of that board, which are services that for us are less developed demographically. And we see lots of headroom and upside in this adult market as we put more effort against it and we see that these brands have more opportunities to gain CPMs, revenues, and distribution over and above the market.

A third growth driver is our multiplatform strategy. We are focused on being everywhere that our audience is. And in our model, the brand sort of sits at the center. And at the more touch points that someone reaches as a consumer, we see loyalty and relevance increase and financial performance improve. If you look at the U.S. model, you can see that we have five TV channels, five MTV TV channels, and a group of websites at MTV.com which, along with a broadband network, a new one called MTV Overdrive -- that launched in the last quarter, by the way, and it is a hybrid of screened and on-demand video content, gives viewers great access to exclusive short-form programming and is already a big hit with users and advertisers. And in just the few months it has been on the air, we're well into seven figures in terms of both dollars and unique users.

These broadband networks will be a large part of our future. And we will have many more of them in place by year-end. VH1 and Nickelodeon already have them in place with TurboNick and VSpot. But we also have here MTV consumer products, MTV Films -- you know, "The Longest Yard," one of the summer's biggest movies, was an MTV film -- MTV wireless applications and MTV VOD.

By the way, wireless continues to be a very ripe medium for us worldwide. MTV Networks is already aggressively building wireless services for all our core brands and is partnering with carriers like Virgin Mobile, Verizon, China Mobile, DoCoMo in Japan to deliver experiences like ringtones, text updates and video. If you look at our wireless businesses, they're already bringing in well over $100 million a year. And we're just getting warmed up in that space.

We also have a solid and secure future on the distribution side. We have long-term carriage deals with virtually every major affiliate, both domestically and internationally. We have a solid future with these partners with built-in rate increases, built-in distribution increases, and protections against being dropped. And on top of that, we keep rolling out new digital networks that increase the overall revenue volume.

In the last five years alone, you can see that we have doubled our channels and languages and increased the territories where we have a presence and are now in 430 million homes around the world. We devote a lot of effort to increasing our returns on businesses that we have launched over the last several years, and are really beginning now to realize the financial rewards of our past international investments. Overall, Viacom has the largest global footprint of any other company, and that's a footprint that we're building on every single day.

Now, I want to take you through a case study to illustrate how scaling up in a market translates into a bigger business. In the U.K. since the year 2000, we have added two brands and increased the number of channels that we operate from 9 to 16. And now with the addition of wireless and DTT, or digital terrestrial, our number of platforms increased from two to four. And as a result, we have increased our ad share, and most importantly, increased our revenues by over 70% in that market in five years. We are very excited about this strategy in our key markets, and it's one that we intend to keep up.

Lastly, on the cable front, we continue to focus on new brands and franchises. A recent example is Logo, our new ad-supported basic cable service for gay and lesbian audiences, which we launched in the second quarter with great success. In fact, it beat its distribution goals, and is now as of September 1st in 18 million homes already. That's just in a couple of months. We're about to launch a network called Tempo, which is a Caribbean-oriented network. And we're launching four new networks which are collectively called MTV World which are targeted at emigre audiences living in the United States like MTV Chi for Chinese audiences; MTV Desi for South Asians living in the country; MTV K for Korean-Americans; and MTV Tusovaka for Russian-Americans. We can create and run these networks with tremendous efficiency. We just started a wireless company in Japan called Flux. And we have many, many channels in development and many, many VOD ideas in development as well.

I want to move out of the cable network group and into another business focus, which is the digital interactive space. Here you see some of our digital properties and partners. There's many more than this. But this is easily the fastest-growing part of our Company, and an area now of keen focus.

As these platforms grow, it creates a lot of opportunities for a company like us to showcase our hit content or even create new content. We get more screens, and we improve on this every single day. This is for us a trend of trends. And it will be for many years to follow, as consumer usage increases and advertising dollars follow.

So we're going to do two things. One is extend our existing brands into digital to more fully participate in what is happening, and secondly, develop or acquire new businesses to augment what we do now, particularly in demographics where we have strong positions.

We will look for reasonably sized tuck-in or complementary acquisitions that fit seamlessly within our current brands and that are ROIC positive, and they will be ROIC positive in a reasonable timeframe, much like our acquisition of Neopets in the second quarter of this year.

Neopets is a great story. It's the leading online destination for kids. It was a prudent acquisition that fit wonderfully with our business in a key demo, strengthened our market position, and will generate value for us in a very short timeframe. The combination of Neopets and Nick.com gives us sort of a one-two leadership position in online entertainment among kids -- also among young adults. It's now the number-one kids advertising market leader. Hidden value at Neopets was the fact that 50% of its audience is over 13 years old and aligned very well with the audiences of many of our other MTV Networks brands.

This leads me to filmed entertainment. After a few tough years, I really believe we're in a position to see sustainable growth in our market share among Hollywood studios and restore the iconic Paramount brand to what it once was. We believe that the studio will be a significant financial contributor to the new Viacom. In fact, 2005 was our strongest summer in history of Paramount. A big upside of Paramount too is our deep, rich library, where we now have over 1,500 film titles. And with Brad Grey, who runs the studio, and his new leadership team, including Gail Berman, Rob Moore and Tom Lesinski at the helm, we're well on the way to bringing back cachet as well as cash to Paramount.

We're building a new motion picture model for Paramount that reflects the changing realities of the film business, captures all of the strengths of the studio, and leverages the unique capabilities of the new Viacom. It marries a powerful combination of cable networks and film, and fully leverages our unique status with key audiences worldwide.

We're also throttling up our home entertainment operations, which is a huge and growing market, and one where a lot of upside has yet to be realized for us. A third driver is to embrace a truly global vision for Paramount. Like home entertainment, we have a lot of untapped potential, both in exploiting international rights for our films and for capturing more of the dollars through self-distribution of our own products.

Now, MTV Networks and BET lead the 12- to 34-year-old demographic, which also happens to be the audience that drives movies. We're utilizing the interconnectivity with our movies and the networks' global audiences and marketing prowess. In addition, this combination improves both talent relations and consumer insights that we hope to use to create more inspired programming both on the big screen and in the home entertainment market with unique made-for-DVD projects.

This new Paramount model begins with a more balanced portfolio of films that can better connect with audiences and maximize our chances of success. We will have a range of product from comedies to specialty offerings, along with big events -- tentpole anchor pictures. And we're already cultivating new talent to restore Paramount to the place in town where talent not only wants to work, but wants to come and do its best work. Brad Grey has already cemented existing relationships that we had at the studio, brought in new A-list talent, and solidified great first look production agreements with Brad Pitt's "Plan B" as well as a separate agreement with John Singleton, whose recent release "Four Brothers" is still performing well at the box office this summer for us. That said, we're also being smart about our choices and not signing any blank checks nor taking on all of the risk.

Building on the tremendous appeal of their worldwide brands, MTV Films and Nickelodeon Movies will have an even greater role to play on our slate in the future. These branded movies are some of the most profitable movies that we have seen in the past three years at Paramount. We see huge upside in building these brands into new movie labels along with one for BET.

This initiative is consistent with our long-term vision of the studio being one with a multiple label model. It's not something that's going to happen overnight, but it's something we're excited about and that we're working towards.

Another key element of our rebirth is a strategy to really grasp the full potential of the worldwide audience for film. We plan to expand our overseas portfolio in the next five to ten years, primarily through internal expansion, but also through selective acquisitions. To help build this lucrative pipeline, we will also retain more international film rights and capture local co-production film opportunities. We also plan to explore other distribution channels and add international depth in East Europe and in Asia.

As you know, we recently announced with Universal UIP's restructuring, which will enable us to self-distribute movies in key international territories starting in 2007. Our restructure agreement gives us much more control over international distribution and marketing operations. Paramount will now really be an international company, a true international company. And the UIP restructure unlocked an awful lot of upside for us with very manageable incremental costs.

We intend to fully realize our potential in the home video market. We have done a good job being aggressive so far, but we really haven't been full force. In fact, we see more potential probably than any other company, because we still have significant pricing upside as well as largely a fairly large untapped film and TV library which we have yet to release. On top of all of that, we're going to look into acquisitions, introduce a steady stream of direct-to-video DVDs and capitalize on new technology and formats as they develop, and believe there is a lot of headroom there as well.

There's been a lot of handwringing lately about growth in the home entertainment industry. But the fact of the matter is this is a huge market. There's not many entertainment businesses, with the exception of cable networks, that can really make that kind of claim. And that growth really should continue for quite a while as far out as we can see with higher growth rates in the international markets.

We're beginning to realize the promise of this enormous market by taking a bigger share of the pie every year. We've got a broad list of titles and a powerful infrastructure to lever our advantages both here and abroad. The bottom line is that for us, home entertainment holds great promise. We're early in the growth curve with plenty of upside on the horizon.

So, how do all of these pieces fit together financially? The new Viacom investment growth story is about one thing -- it's about value creation. We will use our strategic operational and financial flexibility to build on our leadership positions in cable networks and entertainment with a laser focus on earnings per share and free cash flow growth.

The foundation of our sustained revenue growth will be organic growth from content creation and from multiplatform expansion. By expanding our reach into new markets and across TV, motion picture, and new media platforms we will build a deeper audience relationship to drive ratings, Web traffic, ad revenues, retail sales, e-commerce sales, and so forth. And when we can't build it, we will pursue targeted acquisitions that meet our strict financial profile.

The new Viacom will have an optimized capital structure that will calibrate our investment needs with our goal of driving shareholder value. And based on our ability to consistently generate substantial free cash flow, we will be able to engage in significant share buyback programs.

We're really in an enviable leadership position, with focused, long-term vision, a proven track record of execution, which means that we don't need to sacrifice our near-term future to fill strategic holes. And as a result, you can look for the new Viacom to continually improve its marginal return on invested capital.

So to sum up, the new Viacom has a great growth story -- best-in-class brands with multiplatform content in the right businesses; a proven track record of creative innovation and growth; big, worldwide opportunities with a solid base on which to grow; and a great management team with decades and decades of experience, all focused on creating shareholder value. Thank you very much, and I will be happy to take your questions.





QUESTION AND ANSWER


--------------------------------------------------------------------------------
 Jessica Reif Cohen  - Analyst - Merrill Lynch

While the mikes are coming out, I will start. In regard to new media, Tom, could you just address how you balance strategic goals with financial discipline?

--------------------------------------------------------------------------------
 Tom Freston  - Viacom - Co-President, Co-COO

Well, it's a very good question. As we look at possible investments to buy, we look at their strategic value. And that really comes -- is this something that brings us additional strength in demographics that we are focusing on? Does it bring us the kind of increased functionality we may need?

But then we don't want to buy things in a way that essentially destroys shareholder value. But we want to buy things that create shareholder value. So we have a lot of strict financial filters that we put any potential acquisitions through that looks about the level of accretion and such, what the impact is on earnings per share, what the impact is on free cash flow. So it's a balanced story.

--------------------------------------------------------------------------------
 Unidentified Audience Member

I wonder if you could give some quick comments on the situation in China at the moment and where you see that going and what the timelines will be for companies like yourself to really grow the business properly? And also, you mentioned briefly in there something about theaters and developing in that sector? I didn't quite follow where you were headed with that.

--------------------------------------------------------------------------------
 Tom Freston  - Viacom - Co-President, Co-COO

Okay, if I mentioned theaters, I didn't mean to. Maybe I dropped that word in there, because we had a group of theaters that we sold this year. We are really sort of out of the theater business.

With regard to China, I mean, it's, as we all know, a very big market. We have been operating there for 12 years. And we have a variety of businesses in place there that range from a 24-hour TV channel to program syndication. We co-produce a lot of programming with CCTV and other independent television companies there like Beijing TV. We've got a joint venture in place for a kids channel with Nickelodeon for the Shanghai media group.

We are cash positive in China. And I mean, I think we have done very well there. We have had a very gradualist approach to China. We haven't made any massive investments at any point in time. The situation has always been one of regulatory change and evolution. We still are long-term believers in our future in China, as well as the future for other media companies, and are quite happy actually with the progress that we're making this year.

--------------------------------------------------------------------------------
 Jessica Reif Cohen - Analyst - Merrill Lynch

In regard to on-demand programming, and you did mention VOD as a focus, as well -- what are cable operators willing to pay for, and what demands are they making for free content? And as part of the current affiliate fees, what are they trying to include for their on-demand offering, and what are they actually going to give you extra money for?

--------------------------------------------------------------------------------
 Tom Freston  - Viacom - Co-President, Co-COO

Well, we have agreements in place for VOD programming with Comcast and with Time Warner. And you know, what usually is the case now is -- they would take the position that in the context of our overall agreement, we would like to use some of your programming on a VOD basis. We have agreed to do that on a test basis. We've got a lot of sort of testing in place with Comcast, particularly around Nickelodeon, MTV, and Comedy Central.

And I look at this personally as a way to learn how consumer behavior works in this new type of medium. And it's been I think a very effective learning proposition for the both of us. It's fair to say we don't have any long-term deals for VOD in place with any cable operators or satellite operators.

--------------------------------------------------------------------------------
 Unidentified Audience Member

You mentioned the rebirth of Paramount. And I wondered if you could expand a little bit on that as far as what kind of parameters and metrics you are going to be looking for to show that that is happening that we can also kind of follow along with?

And then my second question is you talked about appropriately levering the capital structure to drive shareholder value. You talked a little bit about that recently that originally, you'll have a pretty low debt level, but you expect to increase that. What is important for you there as far as investment-grade ratings, something that you would expect for this Company to maintain going forward?

--------------------------------------------------------------------------------
 Tom Freston  - Viacom - Co-President, Co-COO

Okay, well, first, in the case of Paramount, I couldn't be happier about what has been happening at Paramount since Brad Grey came in and took over the studio. You know, it's quite a process to turn around a movie studio, because it takes so long for projects to get initiated, put in development, and make it to the screen.

So some of the early things that you look at would be what's sort of the employee morale? What is the creative vitality? What is sort of the vibe at the studio? Are people feeling good about working there? Are people in town feeling good about bringing projects there, coming to do some great work there, as I say?

And I can just measure this by the fact that I think if you talk to people at Paramount, invariably, they are going to tell you that they're feeling very good about where Paramount is. The fact that they had a tremendous summer certainly adds some -- puts a little wind at their back.

But we have been able to I think do some wonderful talent deals that -- we have greenlit some great projects that bode very well for the future. We will see how they play out. We put an initiative into specialty films that really has just begun. We have got -- this decision with Universal to sort of begin to deconstruct some of UIP in a sense and enable us to work more globally in terms of distributing our own product that we feel very excited about. And I think Paramount is the most exciting studio in town these days.

Now, next year is going to be a period when we see how well those movies actually do. But this year, we're having great financial performance.

Your other question about capital structure -- I think it is true. At the moment of the spin, we are probably going to be -- I mean, I think you can look at Viacom overall today, as well as all companies in this sector, as basically underleveraged.

I foresee that we will be leveraging up the new Viacom enterprise, and that we will be using that money as we get it to do two things. One would be for select acquisitions, which again I would stress would be smaller acquisitions -- sort of either tuck-in acquisitions in the digital space or in our core cable networking business; or second, maybe primary, reason is for share buybacks.

--------------------------------------------------------------------------------
 Unidentified Audience Member

When Verizon and SBC turn on their fibers and offer broadband TV to people, and they may offer MTV on an a la carte basis, and all the other channels on an a la carte basis rather than like the cable TV operators that offer them as a package -- will that affect your pricing? Will you charge more or less if MTV is just a la carte?

--------------------------------------------------------------------------------
 Tom Freston  - Viacom - Co-President, Co-COO

Well, we are dealing with all the sort of -- with Verizon and SBC and everybody in that space pretty much on the kind of terms we have dealt with cable and satellite operators. We're not selling -- they're not really looking at a la carte packages. There is certainly a move towards VOD. And I think that it will be an area where we will have some deals to announce very shortly.

But we are in active discussions with everybody in that space. One of the great things is that these are companies that really tend to see coming into the business -- we distribute 26 networks in the United States. And we're talking about probably getting full distribution across our entire platform with them when they get into business.

--------------------------------------------------------------------------------
 Unidentified Audience Member

Hi, you have spoken a lot about Paramount, and I was curious if you could -- maybe using some long-term marketshare benchmarks or library cash flow, give us a picture of -- if you benchmarked it against another studio, what the overall potential would be there?

--------------------------------------------------------------------------------
 Tom Freston  - Viacom - Co-President, Co-COO

Well, I would say this -- Paramount now has a margin of probably 6 to 7%, which may be half of some of its more successful competitors like Fox or Warner Brothers. Paramount's bottom-line now is a fractional piece of what it was, say, five years ago. So just putting Paramount back on a trajectory to get to where it was in 2001 would be a sizable growth story in and of itself.

--------------------------------------------------------------------------------
 Jessica Reif Cohen  - Analyst - Merrill Lynch

Tom, one more question. There were press reports that you were considering or maybe doing joint ventures on new channels with some of the cable operators. What would lead you to a decision to co-own channels as opposed to fully own?

--------------------------------------------------------------------------------
 Tom Freston  - Viacom - Co-President, Co-COO

You are referring to that scurrilous report in the New York Post today. It was reported that we were in discussions with Comcast to do a joint venture around several what they call lifestyle cable brands.

I would just say this, we are in a host of discussions internally developing all sorts of exciting ideas for VOD and linear channels. We have had discussions with several outside parties, distributors and others, about being potential partners in that. And we haven't made any decisions to do anything. And when we do, we will measure them against various criteria that we have.

But we have engaged in historically an awful lot of joint ventures in the cable programming front. We still have a very successful joint venture with Sky on Nickelodeon in the U.K. We have got joint ventures with MTV in Russia and Japan and many, many other markets. We have had joint ventures in this market with Comedy Central with Time Warner. So it would not be unprecedented for us to have a joint venture behind a new cable programming venture.

(applause)